Exhibit 99.2

QUARTERLY REPORT as of March 31, 2018:

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended March 31, 2018

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended March 31, 2018 (the “Reporting Date):

1.	The Company and its Operations

1.1.	Overview

The Company, through its public and private investees1 (collectively: the “Group”), is an owner, developer, and operator of shopping centers and retail-based, mixed-use properties located in urban growth markets in North America, Brazil, Israel, Northern, Central and Eastern Europe. The Group continues to look for opportunities within its core business, in geographies in which it already operates as well as other regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”), the New York Stock Exchange (“NYSE”), and the Toronto Stock Exchange (“TSX”), under the ticker symbol “GZT”.

Currently, the Company operates generally through three investment categories:

●	Wholly-owned private subsidiaries that are consolidated in its financial statements and in which the Company outlines the strategy, is responsible for their financing activities, and oversees their operations. These operations are conducted through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”), through the Company’s subsidiaries in Brazil (“Gazit Brasil”) and through Gazit Horizons Inc. (“Gazit Horizons”) in the U.S..

●	Public entities under the Company’s control with a similar strategy that are consolidated in its financial statements, in which the Company is the largest shareholder. These operations are conducted through Citycon Oyj. (“CTY”) and through Atrium European Real Estate Limited. (“ATR”).

●	Public entities in which the Company has a material interest (but not control). These entities are First Capital Realty Inc. (“FCR”), which is presented according to the equity method, and Regency Centers Corporation (“REG”), which is presented at market value as a financial asset.

The Group’s strategy is to focus on growing its cash flow through the proactive management of its assets, recycling capital through investing (including with partners) in commercial, necessity-driven retail properties in high-density urban markets with redevelopment including mixed-use opportunities that have potential for cash flow growth and value appreciation; and divesting non-core assets with limited growth potential.

The Company’s strategy is to increase its direct ownership of real estate, which in Management’s opinion will result in higher growth and better managed cash flows. Additionally, Management believes that increasing the directly owned real estate part of its portfolio will strengthen its financial ratios, which may lead to an international investment credit rating, and consequently, improve its cost and diversity of capital.

1 Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company, companies that are presented according to the equity method and REG.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.2.	Group Properties as of March 31, 2018

	Country of operation	Holding interest	Income- producing properties	Properties under development	Other properties	GLA (square meters in thousands)	Carrying value of investment property (NIS in millions)
CTY	Finland, Norway, Sweden, Estonia and Denmark	45.5%	44	1	-	1,129	18,124
ATR	Poland, Czech Republic, Slovakia and Russia	59.8%	39	-	-	970	12,052
Gazit Brasil	Brazil (Sao Paulo)	100%	6	-	1	108	1,920
Gazit Development	Israel	100%	8	1	-	131	2,870
	Bulgaria and Macedonia	100%	1	-	-	6	223
Gazit Horizons	USA	100%	2	-	1	12	452
Gazit Germany	Germany	100%	2	-	-	35	409
Total carrying value			102	2	2	2,391	36,050

Jointly controlled properties (proportionate consolidation)			2	-	-	76	2,061
Total			104	2	2	2,467	38,111

As of March 31, 2018, the Company owns 32.5% of FCR’s outstanding shares. FCR owns 160 income-producing properties and one property under development, primarily supermarket-anchored shopping centers, with a total gross leasable area (“GLA”) of 2.2 million square meters, and with total assets of C$ 10.0 billion.

Also, as of March 31, 2018, the Company owns 8.3% of REG’s outstanding shares which owns 429 properties, primarily supermarket-anchored shopping centers, with a total GLA of 5.5 million square meters. For details regarding the sale of 5.9 million shares of REG subsequent to the reporting date, refer to Note 5b to the financial statements.

Other information about the Group, including updated presentations, supplemental information packages regarding assets, liabilities and additional information (which does not constitute part of this report and is not hereby incorporated by reference), can be found on the Company’s website – www.gazit-globe.com and on the websites of the Group’s companies.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.3.	Presented below is the distribution of the Company’s investments by operating regions (as per expanded Solo statements) as of March 31, 2018:

Book Value	Market Value

1.4.	Presented below is the distribution of net rental income (“NOI”) in the operating regions of the Company[1]:

[1]	The Company’s share (on a proportionately consolidated basis), including REG.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.5.	Highlights – First quarter of 2018 (the “Quarter”)

(NIS in millions, other than per share data)	March 31, 2018	December 31, 2017
Net debt to total assets (Consolidated)	52.0%	52.6%	-
Net debt to total assets (Expanded Solo)	53.9%	53.4%	-
Equity attributable to equity holders of the Company	9,715	9,936	-
Equity per share attributable to equity holders of the Company (NIS)	50.2	51.4	-
Net asset value per share (EPRA NAV) (NIS)[1]	58.4	59.6	-
EPRA NNNAV per share (NIS)[1]	44.3	44.5	-

	For the 3 months ended March 31,
	2018	2017	Change
Rental income	711	698	1.9%
NOI[2]	492	477	3.1%
NOI adjusted for exchange rates	492	504	(2.2)%
Economic FFO[3]	168	174	(3.4)%
Diluted Economic FFO per share (NIS)[3]	0.87	0.89	(2.2)%
Economic FFO adjusted for exchange rates[3]	168	175	(4.0)%
Diluted Economic FFO per share adjusted for exchange rates (NIS)[3]	0.87	0.50	(3.3)%
Number of shares used in calculating the diluted Economic FFO per share (in thousands)	193,510	195,583	(1.1)%
Acquisition, construction and development of investment property[4]	363	1,130	-
Disposition of investment property[4]	365	412	-
Fair value gain from investment property and investment property under development, net	48	50	-
Loss attributable to equity holders of the Company	(486)	(276)	-
Diluted loss per share (NIS)	(2.51)	(1.44)	-
Cash flows from operating activities	245	192	-

1	Refer to section 2.4 below.
2	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
3	The Economic FFO is presented according to the management approach and in accordance with the EPRA rules. For the Economic FFO calculation, refer to section 2.2 below.
4	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.5.	Highlights – First quarter of 2018 (the “Quarter”) (Cont.)

●	As of March 31, 2018, the Company and its subsidiaries had liquidity including revolver undrawn credit facilities available for an immediate drawdown of NIS 9.5 billion (NIS 5.8 billion in the Company and its wholly-owned subsidiaries). In addition, our equity investee affiliate had liquidity including available undrawn credit facilities of NIS 1.3 billion.

●	In the Quarter, the Company and its subsidiaries issued debentures in a total amount of NIS 0.9 billion.

●	As a result of fluctuations in currency exchange rates of the US dollar, the Canadian dollar, the Euro, and the Brazilian real against the NIS, the equity attributable to the Company’s equity holders increased in the Quarter by NIS 96 million (net of the effect of cross-currency swap transactions).

●	In general, fluctuations in the exchange rates of the US dollar, the Canadian dollar, the Euro and the Brazilian real against the shekel have the following effect:

-	The appreciation of these currencies against the shekel has a positive effect on the Company’s assets, shareholders’ equity, NOI and economic FFO due to the translation of the foreign currency into shekels at higher rates. On the other hand, the appreciation will result in a negative impact on the Company’s net income through the increase in financing expenses due to the revaluation loss on the hedging instruments (the financial derivatives).

-	A devaluation of these currencies against the shekel has a negative effect on the on the Company’s assets, shareholders’ equity, NOI and Economic FFO and, on the other hand, a positive effect on the Company’s net income through the decrease in financing expenses due to the revaluation gain on the hedging instruments.

1.6.	The Company’s Major Holdings Are Set Forth Below (Ownership Structure and Interests as of March 31, 2018):

[1]	For details regarding the sale of 5.9 million REG shares subsequent to reporting date, refer to Note 5b to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s Holdings as of March 31, 2018:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 31.3.2018 (NIS in millions)
CTY	Shares (OMX)	405.2	45.5	4,336	3,204
ATR	Shares (VSX, Euronext)	225.6	59.8	4,603	3,906
FCR	Shares (TSX)	79.6	32.5	4,592	4,414
REG[1]	Shares (NYSE)	14.1	8.3	2,920	2,920
Israel	Income-producing property	-	-	2,647	-
Israel	Property under development and land	-	-	228	-
Brazil	Income-producing property and land	-	-	1,920	-
USA	Income-producing property and land	-	-	452	-
Europe	Income-producing property	-	-	441	-
Europe	Land for future development	-	-	191	-
Total assets		-	-	22,330	-

Set forth below are the Company’s monetary balances (including balances of its privately-held subsidiaries) (“expanded solo basis”) as of March 31, 2018:

NIS in millions
Debentures	11,472
Debts to financial institutions	2,086
Total debentures and debts to financial institutions (*)	13,558
Other monetary liabilities	722
Total monetary liabilities	14,280
Less - monetary assets	1,812
Less - other investments[2]	430
Monetary liabilities, net[3]	12,038

(*) Maturity profile of the Company’s debentures and debts to financial institutions (NIS in millions):

Year	Debentures[4]	Financial Institutions	Total	%
2018	1,282	49	1,331	10
2019	1,5065	1,467	2,973	22
2020	1,175	264	1,439	11
2021	1,036	153	1,189	9
2022	954	51	1,005	7
2023	1,088	51	1,139	8
2024	1,197	51	1,248	9
2025	745	-	745	5
2026	1,029	-	1,029	8
2027 and after	1,460	-	1,460	11
Total	11,472	2,086	13,558	100

1	Subsequent to the reporting period, the company sold 5.9 million REG shares for total consideration of $ 338 million, for additional details refer to Note 5b to the financial statements
2	Primarily consists of investments in participation units in private equity funds and other investments.
3	Excludes deferred tax liabilities in an amount of NIS 577 million (of which NIS 389 million with respect to the investment in REG shares payable upon the immediate realization of all the REG shares, based on the tax rates as of the Reporting Date).
4	Includes a private, unsecured loan from a financial institution in an amount of NIS 599 million.
5	Includes a payment of NIS 755 million with respect to the principal of debentures (Series J), with coupon interest of 6.5%, which is secured by investment property; refer to section 7 below.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.2.	FFO (EPRA Earnings)

As is the practice in the real estate industry, the Company customarily publishes information regarding the results of its operating activities in addition to, and without detracting from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies (“EPRA Earnings”). This measure is not based on generally accepted accounting principles. Furthermore, pursuant to the draft securities regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO (Funds from Operations) is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

EPRA Earnings (or “Nominal FFO”) are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from revaluations of properties to their fair value), changes in the fair value of financial instruments through profit and loss, gains or losses on the disposition of properties, and other types of gains and losses.

The Economic Adjusted EPRA Earnings (or “Economic FFO according to the management approach”) is calculated as EPRA Earnings with such additional adjustments being made as a company considers necessary in order to present an operating income measure that is comparable with previous periods and with the results of similar companies This measure is customarily used to review the performance of income-producing property companies. The required adjustments to the accounting net income (loss) are presented in the table below.

The Company believes that the Economic Adjusted EPRA Earnings measure fairly reflects the operating results of the Company, since it provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

As clarified in the EPRA position papers, the EPRA Earnings and the Economic Adjusted EPRA Earnings measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

The table below presents the calculation of the Company’s Economic FFO, calculated according to the recommendations of EPRA and the draft securities regulations for investment property activity, and its Economic FFO per share for the stated periods:

			For the year
	For the 3 months ended March 31,		ended December 31,
	2018	2017	2017
	NIS in millions (other than per share data)
Net income (loss) attributable to equity holders of the Company for the period	(486)	(276)	493

Adjustments:
Fair value loss (gain) from investment property and investment property under development, net	(48)	(50)	42
Capital gain on sale of investment property	(13)	(12)	(117)
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	848	(308)	(155)
Adjustments with respect to equity-accounted investees	8	73	(120)
Loss from discontinued operation(1)	-	281	281
Loss from decrease in holding interest in investees	1	-	4
Deferred taxes and current taxes with respect to disposal of properties	(182)	8	(353)
Amortization of goodwill	-	8	53
Acquisition costs recognized in profit or loss	-	-	2
Loss from early redemption of interest-bearing liabilities and financial derivatives	3	-	2
Non-controlling interests’ share in above adjustments	(38)	387	217

Nominal FFO (EPRA Earnings)	93	111	349

Additional adjustments:

CPI linkage differences	(21)	(15)	24
Depreciation and amortization	4	3	17
Company’s share in REG’s Economic FFO	56	72	262
Other adjustments(2)	36	3	46

Economic FFO according to the management approach (Adjusted EPRA Earnings)	168	174	698
Basic and diluted Economic FFO per share according to the management approach (in NIS)	0.87	0.89	3.58
Number of shares used in the diluted Economic FFO per share calculation (in thousands)(3)	193,510	195,583	195,058

The decrease in the economic FFO and the economic FFO per share in the quarter as compared to the comparable quarter in the prior year are primarily due to the sale of REG shares in the last 12 months which are offset by improved performance in Brazil and better FFO results per share at FCR.

1	The loss from discontinued operations in 2017 comprises the operating results of EQY through the date of the merger with REG and the gain resulting from the loss of control in EQY, the operating results of FCR through the date of loss of control and the gain resulting from the said loss of control and the reclassification of capital reserves (primarily from exchange differences on translation of foreign operations) recognized in the past under other comprehensive loss with respect to EQY and FCR.
2	Income and expenses adjusted against the net income (loss) for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods (including a provision for legal proceedings), non-recurring expenses arising from the termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property, internal costs (mainly salary) incurred in the leasing of properties, and share-based compensation expenses.
3	Weighted average for the period.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

Economic FFO guidance

The Company as many other real estate companies in North America and Europe, presents FFO guidance. The purpose of the Company’s guidance is to disclose Management’s view as to the expected financial and operating performance of the Company.

Presented below is the 2018 guidance, based on publicly available information and Management’s assessments, including the FFO guidance of public investees, where published, and on assumptions:

●	Exchange and interest rates known as of the reporting date.

●	No significant investments, acquisitions and disposals, other than development work.

●	Economic FFO according to the management approach includes the Company’s share in REG’s FFO.

●	No material unexpected events in the business.

	1-3/18 Actual	Guidance for the year 2018	2017 Actual
Economic FFO (NIS in million)	168	702 - 717	698
Economic FFO per share (NIS)	0.87	3.64 – 3.72	3.58

The Company’s Economic FFO guidance for 2018 is forward-looking information, as defined in the Securities Law, 1968, which is based on the aforementioned assumptions, including assessments and estimates by Management of the of Company and the Group companies pertaining to future events and matters whose materialization is not certain nor under the Group’s control. There is no certainty that the guidance will be realized, wholly or partly, and actual results could be different from those set forth above due, inter alia, to their dependence on events that are not under the control of the Company and the Group.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.3.	Additional information is presented below regarding the Company’s pro rata share in the value of income-producing properties owned by the Group as of September 30, 2017, based on capitalization of net operating income (“NOI”). The information below is based on a methodology that is generally accepted in the markets in which the Group operates and is intended to provide an additional method of analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. This information is not intended to represent the Company’s estimate of the present or future value of its assets or shares.

			For the year
	For the 3 months ended March 31,		ended December 31,
	2018	2017	2017
	NIS in millions
Rental income	711	698	2,831

Property operating expenses	219	221	865

NOI for the period	492	477	1,966

Less - minority’s share in NOI	(199)	(199)	(837)

Add - Company’s share in NOI of associate and jointly controlled companies	113	112	460

NOI for the period - the Group’s proportionate share[1]	406	390	1,589

Annual NOI - the Group’s proportionate share[1]	1,6242	1,5602	1,589

1	Excluding the Company’s share in REG’s NOI.
2	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. This analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the third quarter of 2018:

Cap Rate:	5.50%	5.75%	6.00%	6.25%	6.50%
Value of income-producing property (NIS in millions) (*)	29,496	28,213	27,038	25,956	24,958
Share price derived from the above Cap Rate (NIS) (**)	61.8	55.2	49.1	43.5	38.4

(*)	Calculated as the result of dividing the NOI by the cap rate.
(**)	Excluding the tax effect.

New properties, properties under development and land, which are not yet income-producing and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of March 31, 2018, amounted to NIS 1,477 million.

The Company investment in REG shares at its fair value amounted to NIS 2,920 million.

The Group’s monetary liabilities, net of monetary assets (according to the proportionate consolidation method) as of March 31, 2018, amounted to NIS 21,930 million.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of investment properties and investment properties under development to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging with respect to which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, as well as certain adjustments to the provision for deferred taxes with respect to the revaluation of investment properties and investment properties under development to their fair value, and certain additional adjustments to the fair value of the above-referenced financial derivatives.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared to those of other European real estate companies. At the same time, such data does not constitute a valuation of the Company and does not replace the data presented in the financial statements; rather, such data provides an additional mechanism for evaluating the Company’s net asset value (NAV) in accordance with the EPRA recommendations. Such data is not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

			As of
	As of March 31,		December 31,
	2018	2017	2017
	NIS in millions
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	9,715	9,084	9,936
Exclusion of deferred tax liability on revaluation of investment property to fair value (net of minority’s share) [1]	976	1,087	1,011
Adjustments with respect to equity-accounted investees	659	587	657
Fair value asset adjustment for derivatives, net[2]	(44)	(61)	(66)
Net asset value - EPRA NAV	11,306	10,697	11,538

EPRA NAV per share (in NIS)	58.4	54.7	59.6
EPRA NNNAV

EPRA NAV	11,306	10,697	11,538
Adjustment of financial liabilities to their fair value	(1,049)	(887)	(1,205)
Other adjustments to provision for deferred taxes	(976)	(1,087)	(1,011)
Fair value asset adjustment for financial derivatives, net	44	61	66
Adjustments with respect to equity-accounted investees	(742)	(711)	(765)
Adjusted net asset value - EPRA NNNAV	8,583	8,073	8,623

EPRA NNNAV per share (in NIS)	44.3	41.3	44.5

Issued share capital of the Company (in thousands of shares)[3]	193,597	195,583	193,607

1	Net of goodwill generated in business combinations against deferred tax liability.
2	Represents the fair value less the intrinsic value of currency hedging transactions.
3	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.	Discussion by the Board of Directors of the Company’s Business Position, Results of Operations, Equity and Cash Flows

3.1.	During the quarter, the investments of the Company and its subsidiaries in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 363 million. The effect of these investments on the operating results of the Company and its subsidiaries will be reflected in full during the remainder of 2018 and thereafter.

Activities in Properties

1)	In the Quarter, the Company and its subsidiaries acquired one income-producing properties, with a total GLA of 3 thousand square meters and land for future development, at a total cost of NIS 153 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 210 million. In addition, an associate of the Company acquired income-producing properties with a GLA of 2 thousand square meters, at a total cost of NIS 49 million and developed and redeveloped existing assets at a total cost of NIS 161 million.

Additionally, during the quarter, the Company and its subsidiaries disposed of non-core properties in the amount of NIS 365 million. Furthermore, an associate of the Company disposed of non-core properties in the amount of NIS 250 million.

2)	Highlights of operational data:

	Income producing	GLA (in thousands of square	Average basic monthly rent per square meter		Change in same property	NOI (million)		Occupancy rate in core properties		Ratio of net debt to total
	properties[1]	meters)	31.3.2018	31.3.2017	NOI [2]	Q1.2018	Q1.2017	31.3.2018	31.3.2017	assets
Gazit Brazil	6	108	R$ 91	R$ 77	15.6%	R$ 26.1	R$ 25.0	95.9%	91.9%	N/A
Gazit Development	8	131	NIS 105.7	NIS 104.7	7.8%	NIS 39.3	NIS 37.6	98.6%	95.7%	N/A
CTY	45	1,175	€ 23	€ 24	0.8%	€ 53.3	€ 56.6	96.1%	96.0%	46.8%
ATR	40	1,000	€ 14.2	€ 13.3	4.1%	€ 44.4	€ 45.3	96.9%	95.4%	31.7%
FCR	160	2,196	C$ 17.8	C$ 17.4	2.6%	C$ 111.6	C$ 106.9	96.2%	94.5%	43.6%
REG	429	5,491	U.S$ 19.1	U.S$ 18.3	4.0%	$ 206.7	$ 153.1	95.1%	95.3%	27.2%

1	Includes jointly-controlled properties.
2	Change in same property NOI during the quarter compared with the comparable quarter in the prior year.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3)	Data for Properties under Development, Redevelopment, and Expansion.

	Properties under Development
Company	No. of properties	Total investment as of March 31, 2018 (NIS in millions)	Estimated cost to complete (NIS in millions)	Area (square meters in thousands)
FCR	1	637	123	37
CTY	1	247	684	44
Gazit Development	1	80	31	2
	3	964	838	83

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of March 31, 2018 (NIS in millions)	Estimated cost to complete (NIS in millions)	Area (square meters in thousands)
FCR	7	1,653	185	61
CTY	1	195	65	24
ATR	4	420	455	43
Gazit Development	1	75	81	13
Gazit Brasil	1	13	51	9
	14	2,356	837	150

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

4)	Effect of the Macro-Economic Environment on the Group’s Activity

The Group’s activity is affected by the macro-economic environment (inter alia, private consumption volumes, the rate of unemployment and the level of demand) in the various countries in which it operates. These parameters impact on the occupancy rates of properties, the level of rents and the Group’s ability to increase its revenues over time, as well as the scope and potential of the investments and development.

As of March 31, 2018, the Company is reporting stability in occupancy rates and an increase in average rental rates, at the Group’s properties. The Company considers that the macro-economic data from the countries of operation testify to a stable environment and a forecast of further growth.

The Company’s assessments regarding the impact of future macro-economic events on its operations, revenues, profits, debt and equity-raising ability and financial position are not certain nor are they under the Company’s control, and therefore, constitute forward-looking statements.

Presented below are macro-economic data for the countries where the Group operates1:

	Growth (GDP)
	2018 forecast	2017	Rate of unemployment	Yield on government debentures (10 years)	Debt rating (S&P)
Norway	2.30%	1.90%	3.9%	1.95%	AAA
Sweden	2.60%	2.70%	6.2%	0.74%	AAAu
Canada	2.10%	2.95%	5.8%	2.5%	AAA
Finland	2.50%	3.10%	8.2%	0.75%	AA+
USA	2.80%	2.30%	3.9%	3.11%	AA+u
Czech Republic	3.50%	4.40%	2.2%	1.79%	AA-
Israel	3.40%	3.20%	3.6%	1.97%	A+
Poland	4.16%	4.50%	4.4%	3.25%	BBB+
Russia	1.80%	1.50%	5.0%	7.34%	BB+
Brazil	2.50%	1.0%	8.2%	10.18%	BB

International debt rating of subsidiaries:

Rating Agency	Gazit-Globe	CTY	ATR	FCR	REG
Moody’s	ilAa3/Stable	Baa1/Negative	Baa3/Positive	Baa2/Stable	Baa1/Stable
S&P	ilAA-/Stable[2]	BBB/Negative	BBB-/Stable	-	BBB+/Stable
Fitch	-	-	BBB-/Positive	-	-
DBRS	-	-	-	BBB(HIGH)/Stable	-

1.	Data source: Bloomberg – May 2018.
2.	On March 7, 2018, the S&P Maalot rating agency updated the credit rating of the debentures (Series J) of the Company, which are secured by pledge, to a rating of ilAA with a stable outlook.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.2.	Material Events at the Group During the Reporting Period

A.	For details regarding the issue of a new series of debentures (Series M) by the Company, in an amount of NIS 851 million refer to Note 3a to the financial statements.

B.	For details regarding the sale of 4.4 million REG shares for a consideration of $ 258 million, refer to Note 3b1 to the financial statements.

C.	With effect from January 31, 2018, Mr. Dori ended his office as CEO of the Company and Vice Chairman of the Board of Directors of the Company, and as of said date, Mr. Chaim Katzman, one of the controlling shareholders in the Company, serves as Vice Chairman of the Board of Directors and CEO of the Company. Upon his appointment as CEO of the Company, Mr. Katzman ceased to serve as Chairman of the Board of Directors of the Company.

D.	On December 27, 2017, Gazit Brasil entered into a binding agreement for the acquisition of 70% of Shopping Internacional, a shopping center located at the northern part of the Sao Paulo metropolitan area, in consideration of BRL 937 million (approximately NIS 989 million) (excluding transaction costs). Shopping Internacional is strategically located between the city and the international airport and is among the largest shopping centers in the Sao Paulo region. The shopping center, which will be under the control and management of Gazit Brasil, has a GLA of 77 thousand square meters spread out over land with a total area of 123 square meters, with 4,200 parking spaces and 200 thousand square meters of additional development rights. The shopping center has a 98% occupancy rate comprising 360 tenants, including a hypermarket, food courts, entertainment and various services and amenities, with annual turnovers aggregating BRL 1 billion and 30 million visitors. The closing of the transaction was completed on April 2 2018. The transaction was funded from the recent property sales effected by Gazit Brasil, available cash flows and other sources of the Company. As of the date of approval of the financial statements, the remaining balance of the property is held by the seller, a public real estate company listed for trade in Sao Paulo (20%) and an institutional financial institution (10%).

E.	For details regarding the acquisition of 8.3 million CTY shares in consideration of EUR 16 million, refer to Note 3b3 to the financial statements.

3.3.	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces every year the anticipated annual dividend. In January 2018, the Company announced that the quarterly dividend for 2018 would be NIS 0.38 per share (the total dividend to be declared for 2018 will be NIS 1.52 per share, in lieu of the dividend of NIS 1.40 per share in 2017).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.4.	Financial Position

Current assets

Current assets, as of March 31, 2018, total NIS 3.9 billion, compared with NIS 2.7 billion as of December 31, 2017. The increase in current assets is primarily due to cash balances and cash equivalents received from the issuance of the debentures that the Company made, in February 2018 (refer to Note 3a to the financial statements) and which were used to purchase an asset in Brazil after the reporting date (refer to section 3.2d above) and an increase in financial assets as a result of classification of part of REG shares to the current assets.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 6,355 million as of March 31, 2018, compared to NIS 6,340 million as of December 31, 2017. The balance of this item is primarily comprised of the investment in FCR in the amount of NIS 4,592 million. The remain of this item as of March 31, 2018, is primarily comprised of investments in investment property through joint ventures as recorded in CTY’s and ATR’s books.

Non-current financial assets

Non-current financial assets amounted to NIS 2,235 million as of March 31, 2018 (primarily comprised of the Company’s investment in REG, which is presented at fair value), compared to NIS 4,180 million as of December 31, 2017. The decrease in non-current financial assets is primarily due to sale of REG shares during the quarter (refer to Note 3b2 to the financial statements), classification of part of REG shares to the current assets and due to the decrease in REG share price during the quarter.

Financial derivatives

The balance of financial derivatives primarily arises from cross-currency swap transactions, entered into as part of the Group’s policy to correlate as closely as possible the currency in which properties are acquired and the currency in which the liabilities are undertaken to finance the respective acquisitions of such properties are incurred (on a proportionately consolidated basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) entered into with certain financial institutions in connection with the collateral with respect to the value of the financial derivatives. As of March 31, 2018, the aforesaid balance of financial derivatives amounted to NIS 156 million, compared to NIS 381 million as of December 31, 2017. The decrease is primarily due to the loss from the devaluation of the financial derivatives to their fair value in the quarter, primarily attributable to the increase in the value of the U.S. dollar and the Euro against the NIS.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of March 31, 2018, amounted to NIS 36.0 billion, compared to NIS 34.8 billion as of December 31, 2017.

The increase in these balances during the Quarter is primarily due to the change in foreign currency exchange rates (the Euro and the Brazilian Real, against the New Israeli Shekel) in the amount of NIS 1.2 billion, the acquisition of income-producing properties, the development of new properties and redevelopment of existing properties in the amount of NIS 0.4 billion and the fair value of investment property and investment property under development in the amount of approximately NIS 48 million. The aforesaid increase was offset by the sale of none core investment property in consideration of NIS 0.4 billion.

Intangible assets, net

Intangible assets, net, as of March 31, 2018, totaled NIS 734 million, compared to NIS 698 million as of December 31, 2017. The intangible assets primarily consist of goodwill in an amount of NIS 671 million as a result of CTY’s acquisition of properties in Norway.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

Current liabilities

Current liabilities, as of March 31, 2018, totaled NIS 4.9 billion, compared to NIS 3.3 billion as of December 31, 2017. The balance includes mainly current maturities in respect of long-term liabilities, in the amount of NIS 2.7 billion, compared to NIS 1.3 billion as of December 31, 2017.

As of March 31, 2018, the Group had a negative working capital balance of NIS 1.0 billion. The current assets of NIS 3.9 billion, the approved unutilized long-term credit facilities of NIS 6.8 billion available to the Company and its subsidiaries for immediate drawdown, as well as the cash flows provided by operating activities are significantly greater than the amount of the current liabilities, and thus the Company’s management believes the balance of current liabilities as of March 31, 2018 can be settled with these resources (refer to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of March 31, 2018, totaled NIS 26.2 billion, compared to NIS 27.6 billion as of December 31, 2017. The decrease in non-current liabilities is primarily due to the decrease in interest-bearing loans from banks and others which were repaid by the proceeds from the sale of REG’s shares and from the issue of debentures during the quarter and from decreased in deferred tax relate to investment in REG which part of it was sold and the decline in the investment during the quarter.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of March 31, 2018, amounted to NIS 9,715 million, compared to NIS 9,936 million as of December 31, 2017. The decrease is primarily due to a loss of NIS 486 million attributable to the Company’s equity holders and to the declared dividend of NIS 74 million. The aforesaid decrease was offset by the increase of NIS 339 million in capital reserves.

The equity per share attributable to the equity holders of the Company as of March 31, 2018 totaled NIS 50.2 per share, compared to NIS 51.4 per share as of December 31, 2017, after a dividend distribution of NIS 0.38 per share for the Quarter.

Non-controlling interests

Non-controlling interests, as of March 31, 2018, amounted to NIS 8.3 billion, compared to NIS 8.2 billion as of December 31, 2017. The balance is primarily composed of the interests of CTY’s other shareholders comprising 54.5% of CTY’s equity as well as the interests of ATR’s other shareholders comprising 40.2% of ATR’s equity.

The increase in non-controlling interests in the Quarter is primarily due to the portion of the non-controlling interests in the comprehensive income of the subsidiaries in an amount of NIS 0.4 billion. The aforesaid increase was offset by the portion of the non-controlling interests in the dividends distributed by the subsidiaries in an amount of NIS 0.2 billion and by purchase of the group’s shares from the non-controlling interest in the amount of NIS 0.1 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets is 52.0% as of March 31, 2018, compared to 53.7% as of March 31, 2017 and 52.6% as of December 31, 2017.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.5	Results of Operations and Analysis

A.	Results of operations are as follows:

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions (except for per share data)

Rental income	711	698	2,831
Property operating expenses	219	221	865

Net operating rental income	492	477	1,966

Fair value gain (loss) from investment property and investment property under development, net	48	50	(42)
General and administrative expenses	(95)	(94)	(386)
Other income	29	6	168
Other expenses	(48)	(22)	(166)
Company’s share in earnings of equity-accounted investees, net	63	11	434

Operating income	489	428	1,974

Finance expenses	(1,115)	(244)	(1,085)
Finance income	57	352	314

Profit (loss) before taxes on income	(569)	536	1,203
Taxes on income (tax benefit)	(174)	14	(327)

Net income (loss) from continuing operations	(395)	522	1,530
Loss from discontinued operations, net	-	(281)	(281)
Net income (loss)	(395)	241	1,249

Attributable to:

Equity holders of the Company	(486)	(276)	493
Non-controlling interests	91	517	756

	(395)	241	1,249

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	(2.51)	2.05	5.98
Basic earnings (loss) from discontinued operations	-	(3.46)	(3.46)
Total basic net earnings (loss)	(2.51)	(1.41)	2.52
Diluted net earnings (loss) from continuing operations	(2.51)	2.02	5.95
Diluted earnings (loss) from discontinued operations	-	(3.46)	(3.46)
Total diluted net earnings (loss)	(2.51)	(1.44)	2.49

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

The statement of comprehensive income is as follows:

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions

Net income (loss)	(395)	241	1,249

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operation	639	(687)	(58)
Net gains (losses) on cash flow hedges	18	(5)	(2)
Net gains (losses) on financial assets	(10)	(97)	40

Other comprehensive income (loss) from continuing operations	647	(789)	(20)
Other comprehensive income from discontinuing operations	-	774	774
Total other comprehensive income (loss)	647	(15)	754

Total comprehensive income	252	226	2,003

Attributable to:
Equity holders of the Company	(174)	986	2,095
Non-controlling interests	426	(760)	(92)

	252	226	2,003

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

B.	Analysis of results of operations for the first quarter of 2018

Rental income

Rental income increased by 1.9% to NIS 711 million in the Quarter, compared to NIS 698 million in the comparable quarter in the prior year. The increase is due to the increase in the average exchange rate of the euro against the NIS, development properties coming on line, by new acquisitions during the prior 12-month period, and by growth in income from same properties in the Quarter compared to the comparable quarter in the prior year. The aforesaid increase was offset by the disposition of properties during the prior 12-month period.

Excluding the change in the average exchange rates in the aforesaid periods, the rental income in the Quarter would have decreased by 3.7%, compared to the comparable quarter in the prior year. The decrease is due to the disposition of properties during the prior 12-month period.

Property operating expenses

Property operating expenses totalled NIS 219 million in the Quarter, representing 30.8% of rental income, compared to NIS 221 million, representing 31.7% of rental income, in the comparable quarter in the prior year.

Net operating rental income (NOI)

Net operating rental income increased by 3.1% to NIS 492 million in the Quarter (69.2% of rental income), compared to NIS 477 million (68.3% of rental income) in the comparable quarter in the prior year. The change in net operating rental income is due to the aforementioned reasons under the section “Rental income”.

Excluding the change in the average exchange rates of the aforesaid period, the net operating rental income in the Quarter would have decreased by 2.2% compared to the comparable quarter in the prior year. The decrease is due to the disposition of properties during the prior 12-month period.

Fair value gain (loss) from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Company and its subsidiaries recognized, in the Quarter, a fair value gain on its properties in a gross amount of NIS 48 million, compared to a gain of NIS 50 million, in the comparable quarter in the prior year.

General and administrative expenses

General and administrative expenses totaled NIS 95 million (13.4% of total revenues), in the Quarter, compared to NIS 94 million (13.5% of total revenues) in the comparable quarter in the prior year.

Company’s share in earnings of equity-accounted investees, net

In the Quarter, the Company’s share in earnings of equity-accounted investees amounted to earnings of NIS 63 million (compared to earnings of NIS 11 million recorded in the comparable quarter in the prior year) and is primarily comprised of the Company’s share in FCR’s earnings (NIS 65 million) and the Group’s share in the earnings of CTY’s and ATR’s equity-accounted investees.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

Finance expenses

Finance expenses amounted to NIS 1,115 million in the Quarter, compared to NIS 244 million in the comparable quarter in the prior year. The increase in the finance expenses in the Quarter, compared to the comparable quarter in the prior year, is primarily due to a loss from the investment in REG shares devaluation in the amount of NIS 660 million (before tax ) as a result of the share price decrease in the quarter, a loss of NIS 308 million, recognized in the Quarter due to the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions), which were offset by a gain of NIS 103 million from investment in derivatives financial instruments of U.S. income producing property shares (that do not include REG shares) compared to a revaluation gain recognized in the comparable quarter in the prior year.

The average interest on the Company’s interest bearing liabilities at the solo expanded level is 4.6% compared to 4.8% in the compatible quarter in the prior year.

Finance income

Finance income totaled NIS 57 million in the Quarter, compared to NIS 352 million in the comparable quarter in the prior year. Finance income in the Quarter primarily comprises income of NIS 33 million from the gain on realization of securities and from dividends, primarily a dividend from REG (income of NIS 6 million in the comparable quarter in the prior year) and interest income of NIS 20 million (income of NIS 10 million in the comparable quarter in the prior year). The comparable quarter in the prior year included a gain of NIS 336 million on the revaluation of financial derivatives compared to a revaluation loss recorded in finance expenses in the Quarter.

Taxes on income (tax benefit)

Tax benefit totalled NIS 174 million in the Quarter, compared with tax expense of NIS 14 million in the corresponding quarter last year. Tax benefit in the Quarter comprise primarily deferred tax income of NIS 277 million arising mainly from the sale of REG shares, a decrease in REG share price, from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development, including due to the disposal of properties, tax losses and the estimate of the tax asset created with respect thereto (in the corresponding quarter last year – net deferred tax expense of NIS 77 million). In the Quarter, the Company and its subsidiaries recorded current tax expenses in an amount of NIS 123 million (of which NIS 109 million is with respect to the sale of REG shares), compared with current tax expenses of NIS 95 million (of which NIS 88 million is with respect to the sale of REG shares and FCR shares) in the corresponding quarter last year. In addition, tax income of NIS 20 million were recognized in the Quarter with respect to prior years, compared with NIS 4 million tax income in the corresponding quarter last year.

Loss from discontinued operations, net

The loss from discontinued operations, net in the quarter in the prior year is comprised of the operating results of EQY due to its merger with REG and the recognition of a gain on loss of control over EQY as a result of the merger; the operating results of FCR and the gain on deconsolidation following the loss of control of FCR; and the loss on realization of capital reserves from translation of foreign operations accumulated previously in other comprehensive income with respect to EQY and FCR.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.6.	Liquidity and Capital Resources

The Company and its subsidiaries have a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Company and its subsidiaries liquidity are the cash generated from its income-producing properties, issuing of debentures, convertible debentures and equity, credit facilities, mortgages and long-term loans, which is used primarily for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees and other investments.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 2.7 billion as of March 31, 2018. In addition, as of March 31, 2018, the Company and its subsidiaries have binding undrawn long-term credit facilities1 available for immediate drawdown of NIS 6.8 billion.

As of March 31, 2018, the Company and its subsidiaries have liquidity, including undrawn credit facilities1 available for immediate drawdown, of NIS 9.5 billion (of which NIS 5.8 billion is at the Company and its’ wholly – owned subsidiaries). In addition, as of March 31, 2018, an equity-accounted investee of the Company has liquidity, including undrawn credit facilities available for immediate drawdown and liquid assets, totaling NIS 1.3 billion.

As of March 31, 2018, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried on the books at a fair value of NIS 31.3 billion (86.7% of the total investment property and investment property under development). In addition, as of March 31, 2018, an equity-accounted investee of the Company has unencumbered investment property and investment property under development with a value of NIS 20.0 billion.

As of March 31, 2018, according to its consolidated financial statements, the Company had a negative working capital of NIS 1.0 billion. However, the Company has at its disposal, on a consolidated and on an expanded solo basis (including its wholly-owned subsidiaries), binding undrawn credit facilities1, which are available for immediate drawdown, amounting to NIS 6.8 billion and NIS 3.3 billion, respectively. The Company’s Board of Directors has examined the existence of such negative working capital and has determined that, based on the current funding and capital sources as mentioned above as well as the positive cash flow from operating activity, the existence of the negative working capital is not indicate a liquidity problem for the Company or the Group.

[1]	Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit, subject to complying with the terms prescribed in the agreements, and with respect to which the Group companies pay various commissions, including commitment fees.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.7.	Cash flows

Cash flows from operating activities in the Quarter totaled NIS 245 million, compared to NIS 192 million, in the comparable quarter in the prior year.

During the Quarter, the activities of the Company and its subsidiaries were funded from the realization of financial assets in a net amount of NIS 942 million and from the issuance of debentures in a net amount of NIS 788 million. The proceeds from these sources were primarily used for the repayment of loans and credit lines in a net amount of NIS 1,083 million, for the payment of dividends by the Company and its subsidiaries in a net amount of NIS 270 million, and for the acquisition of the companies group shares in an amount of NIS 100 million.

3.8.	Repurchase Program

A.	On March 27, 2018, the Company’s Board of Directors approved a repurchase program for the Company’s debentures (in place of the previous program) in an amount of up to NIS 250 million, in relation to all the outstanding series of debentures. The program is in effect until March 31, 2019. Purchases will be made under the program from time to time and at the discretion of the Company’s Management.

B.	On March 27, 2018, the Company’s Board of Directors approved a repurchase program for the Company’s shares (in place of the previous program) in an amount of up to NIS 250 million. The program is in effect until March 31, 2019. Purchases will be made under the program from time to time and at the discretion of the Company’s Management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings). As of the publication of this report, the Company had repurchased 339 thousand shares in an amount of NIS 11.6 million under the program.

4.	Exposure to Currencies and Market Risks and their Management

4.1.	The officers responsible for managing and reporting the Company’s market risks are the Company’s CEO and its Executive Vice President and CFO. The Group operates globally and is consequently exposed to currency risks resulting from fluctuations in exchange rates of various currencies (primarily the U.S. dollar, the Canadian dollar, the euro and the Brazilian real). Since March 27, 2018, the approval date of the Company’s annual report for 2017, there has not been any material changes in the management or nature of the market risks to which the Company is exposed.

4.2.	During the period from January 1, 2018 through the date on which the financial statements were approved, the CEO and Executive Vice President and CFO have held and continue to hold regular discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during such period, the Company’s Board of Directors discussed such risks and the Company’s policy with respect thereto in the meetings in which the financial statements as of December 31, 2017 and March 31, 2018.

4.3.	Changes in foreign currency exchange rates – during the period from January 1, 2018 through March 31, 2018, the NIS appreciated against the U.S. dollar, the Euro and the Brazilian real by 1.4%, 4.2% and 0.5%, respectively, and the NIS devaluated against the Canidian dollar by 1.5%. With regard to the impact of exchange rate changes on the Company’s equity, as of March 31, 2018, refer to Appendix A of the Directors’ Report. In addition, from March 31, 2018 until immediately prior to the date of approval of this report, the NIS appreciated against the Euro and the Brazilian real by 3.5% and 7.8% respectively, and devaluated against the U.S. dollar and the Canadian dollar by 1.5% and by 1.5%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. During the period from January 1, 2018 through March 31, 2018, the Israeli consumer price index fell by 0.3%. In addition, from March 31, 2018 until immediately prior to the date of approval of this report, the Israeli consumer price index increased by 0.7%.

4.4.	As in the past, the Company maintains a high correlation between the mix of its properties in the various functional currencies and the exposure of its equity to those currencies, by conducting hedging transactions to manage the currency exposure. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the functional currencies (the euro, the U.S. dollar, the Canadian dollar, the NIS and the Brazilian real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of March 31, 2018, refer to the table attached as Appendix A of the Directors’ Report.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

The economic equity attributable to equity holders of the Company to exposure by currency, as of March 31, 20181 and December 31, 2017, is presented below:

March 31, 2018

December 31, 2017

[1]	Refer also to Appendix A of the Directors’ Report.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

5.	Corporate Governance Aspects

Donations

The Group has undertaken to assist the communities in which it operates in accordance with the donation policy approved by the Company’s Management. During the Quarter, the Group made donations to a variety of projects in the areas of education, culture, welfare, and health in the various countries in which the Company operates.

A.	The majority of the Group’s donations in the Quarter was directed to the field of education for the benefit of the “Supporting the South” initiative, which was established by the Company five years ago. Within the framework of the initiative, the Company supports the educational systems of periphery towns in the Negev, including providing support to elementary and high schools, as well as to several nursery schools and preschool centers.

B.	Communal involvement – the Group supports a variety of volunteer organizations in the fields of welfare, health and culture.

During the Quarter, the Group’s donations amounted to NIS 1.1 million.

6.	Disclosure Regarding the Financial Reporting of the Company

A.	For details regarding the sale of 5.9 million REG shares for a consideration of $ 338 million, refer to Note 5b to the financial statements.

B.	For details regarding the purchase of 6.1 million CTY shares for a consideration of Euro 11.5 million, refer to Note 5a to the financial statements.

C.	For details regarding the purchase of 339 thousand shares of the Company in the amount of about NIS 11.6 million, refer to Note 5d to the financial statements.

7.	Details Concerning the Company’s Publicly-Held Debt Certificates

Collateral for Debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus that was published on July 29, 2015 (reference no. 2015-01-085353), which information is hereby incorporated by reference. The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2017 is NIS 1,176 million. No material changes have occurred in the value of the pledged properties as of March 31, 2018, compared to their value as of December 31, 2017.

May 27 2018
Date of Approval	Chaim Katzman	Ehud Arnon
of Directors’ Report	Vice Chairman of the Board of Directors and CEO	Chairman of the Board of Directors

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure

As of March 31, 2018

The information below sets forth the scope of the Company’s currency exposure (the euro, the U.S. dollar, the Canadian dollar, the NIS and the Brazilian real) in connection with the cross-currency swaps which have been transacted, and the scope of the exposure remaining after taking into account the cross-currency swaps, as of March 31, 2018. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages they represent out of the total assets and liabilities, respectively, on a proportionately consolidated basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	3,141	1,424	3,872	2,996	2,892	-
Assets in NIS	3,141	5,005	16,760	8,126	3,078	36,110
% of total assets	9	14	46	22	9	100
Liabilities in original currency	11,271	700	1,604	1,255	-	-
Cross-currency swap transactions in original currency	(9,352)	267	1,022	892	1,070	-
Liabilities in original currency	1,919	967	2,626	2,147	1,070	-
Liabilities in NIS adjusted for swaps	1,919	3,398	11,367	5,824	1,139	23,647
% of total liabilities	8	14	48	25	5	100
Total equity in original currency	1,222	457	1,246	849	1,822	-
Total economic equity[3] in NIS	1,222	1,607	5,393	2,302	1,939	12,463
% of total equity	10	13	43	18	16	100

1	According to currency exchange rates as of March 31, 2018.
2	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but rather according to the Company’s interest in each of the subsidiaries at the stated date.
3	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2017
PERIODIC REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2017 (the “Periodic Report”), for each matter required to be described in the Periodic Report.

Update to Section 2 – Investment in the company’s capital and transactions in its shares in the last two year

As of January 1, 2018 and up to the publication date of this report, the Company issued 40,282 shares to officers of the Company, employees of the Company and employees of its wholly owned subsidiaries, as a result of the vesting of convertible securities allocated to them as part of their employment agreements.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 24, 2018, the Company distributed a dividend to its shareholders in an amount of NIS 74 million (NIS 0.38 per share).

B.	For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5c to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the North Europe

For details regarding the purchase of 14.4 million CTY shares for a consideration of Euro 27.5 million, refer to Note 3b3 and 5a to the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Central and Eastern Europe

On May 2018, Moody’s rated ATR and its debentures for the first time at a rating level Baa3 with positive outlook.

Update to Section 9 – Financial Asset- REG

For details regarding the sale of 10.3 million REG shares, by the Company, in a consideration of 596 million, refer to Notes 3b2 and 5b to the financial statements.

Update to Section 10.2 – Gazit Brasil

For details regarding a purchase of asset in Sao Paolo (internacional) in the amount of R$ 937 million, refer to section 3.2b to the Director’s Report of the Company’s business.

Update to Section 16 – Human Capital

For details regarding the nomination of Mr. Ehud Arnon as the Chairman of the Board of Directors, refer to Note 3b5 to the financial statements.

Update to Section 18 – Financing

For details regarding a public offering of NIS 860 million par value of unsecured debentures (Series M) for net consideration of NIS 851 million, refer to Note 3a to the financial statements.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Disclosure Concerning Pledged Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CITY

	Quarter 1 2018	For the year 2017
Value of property (NIS in 000’s)	1,146,600	1,146,600
Building rights (NIS in 000’s)	29,300	29,300
NOI in the period (NIS in 000’s)	17,973	68,402
Revaluation gains (losses) in the period (NIS in 000’s)	(1,463)	13,621
Average occupancy rate in the period	99.1%	96.1%
Actual rate of return (%)	6.3%	6.0%
Average annual rental per sq. meter (NIS)	1,031	1,000
Average annual rental per sq. meter in leases signed in the period (NIS)	-	1,417

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2018

Unaudited

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the condensed consolidated statement of financial position as of March 31, 2018 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the period of three months then ended. The Company’s board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain subsidiary, whose assets constitute approximately 27% of total consolidated assets as of March 31, 2018, and whose revenues constitute approximately 37% of total consolidated revenues for the period of three months then ended. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 27 2018	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,473	1,183	954
Short-term investments and loans	47	27	38
Financial assets	1,183	155	729
Financial derivatives	76	127	105
Trade receivables	128	118	118
Other accounts receivable	309	301	257
Current taxes receivable	12	21	16

	3,228	1,932	2,217

Assets classified as held for sale	665	257	435

	3,893	2,189	2,652
NON-CURRENT ASSETS

Equity-accounted investees	6,355	5,944	6,340
Other investments, loans and receivables	222	270	218
Financial assets	2,235	5,062	4,180
Financial derivatives	156	709	381
Investment property	33,191	31,757	32,428
Investment property under development	2,138	1,555	1,902
Fixed assets, net	144	119	144
Intangible assets, net	734	726	698
Deferred taxes	30	16	20

	45,205	46,158	46,311

	49,098	48,347	48,963

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	550	948	585
Current maturities of non-current liabilities	2,749	1,333	1,315
Financial derivatives	28	24	21
Trade payables	91	96	113
Other accounts payable	1,168	1,006	1,031
Current taxes payable	281	187	189

	4,867	3,594	3,254
Liabilities attributable to assets held for sale	23	14	15

	4,890	3,608	3,269
NON-CURRENT LIABILITIES

Debentures	20,578	20,299	20,032
Interest-bearing loans from banks and others	2,920	4,010	4,625
Financial derivatives	13	31	22
Other liabilities	254	232	259
Deferred taxes	2,425	3,088	2,639

	26,190	27,660	27,577

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	246	249	246
Share premium	4,915	4,998	4,914
Retained earnings	5,372	5,355	5,919
Foreign currency translation reserve	(1,434)	(1,916)	(1,722)
Other reserves	618	419	581
Treasury shares	(2)	(21)	(2)

	9,715	9,084	9,936
Non-controlling interests	8,303	7,995	8,181

Total equity	18,018	17,079	18,117

	49,098	48,347	48,963

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

May 27 2018
Date of approval of the financial statements	Ehud Arnon Chairman of the Board	Chaim Katzman Vice Chairman of the Board and CEO	Adi Jemini Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions (except for per share data)

Rental income	711	698	2,831
Property operating expenses	219	221	865

Net operating rental income	492	477	1,966

Fair value gain (loss) from investment property and investment property under development, net	48	50	(42)
General and administrative expenses	(95)	(94)	(386)
Other income	29	6	168
Other expenses	(48)	(22)	(166)
Company’s share in earnings of equity-accounted investees, net	63	11	434

Operating income	489	428	1,974

Finance expenses	(1,115)	(244)	(1,085)
Finance income	57	352	314

Income (loss) before taxes on income	(569)	536	1,203
Taxes on income (tax benefit)	(174)	14	(327)

Net income (loss) from continuing operations	(395)	522	1,530
Loss from discontinued operation, net	-	(281)	(281)
Net income (loss)	(395)	241	1,249

Attributable to:

Equity holders of the Company	(486)	(276)	493
Non-controlling interests	91	517	756

	(395)	241	1,249

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	(2.51)	2.05	5.98
Basic net loss from discontinued operations	-	(3.46)	(3.46)
Total basic net earnings (loss)	(2.51)	(1.41)	2.52
Diluted net earnings (loss) from continuing operations	(2.51)	2.02	5.95
Diluted net loss from discontinued operations	-	(3.46)	(3.46)
Total diluted net earnings (loss)	(2.51)	(1.44)	2.49

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions

Net income (loss)	(395)	241	1,249

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	639	(687)	(58)
Losses on cash flow hedges	18	(5)	(2)
Net gains (losses) on financial assets	(10)	(97)	40
Other comprehensive income (loss) from continuing operations	647	(789)	(20)
Other comprehensive income from discontinued operations, net	-	774	774
Total other comprehensive income (loss)	647	(15)	754

Comprehensive income	252	226	2,003

Attributable to:
Equity holders of the Company (1)	(174)	986	2,095
Non-controlling interests	426	(760)	(92)

	252	226	2,003

(1)	Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:

Net income (loss)	(486)	(276)	493
Exchange differences on translation of foreign operations	308	(698)	(490)
Net gains (losses) on cash flow hedges	9	(2)	(3)
Net gains (losses) on financial assets	(5)	(92)	41
Realization of capital reserves of previously consolidated subsidiaries	-	2,054	2,054

	(174)	986	2,095

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of December 31, 2017 (audited)	246		4,914	5,919	(1,722)	581	(2)	9,936	8,181	18,117

Cumulative effect of first time adoption of IFRS 9 (See note 2b)	-		-	13	-	(13)	-	-	-	-

Balance as of January 1, 2018	246		4,914	5,932	(1,722)	568	(2)	9,936	8,181	18,117

Net income (loss)	-		-	(486)	-	-	-	(486)	91	(395)
Other comprehensive income	-		-	-	308	4	-	312	335	647

Total comprehensive income (loss)	-		-	(486)	308	4	-	(174)	426	252

Exercise of Company’s share options into Company shares	-	*)	1	-	-	(1)	-	- *)	-	- *)
Cost of share-based payment	-		-	-	-	10	-	10	2	12
Dividend declared **)	-		-	(74)	-	-	-	(74)	-	(74)
Capital issuance to non-controlling interests	-		-	-	-	- *)	-	- *)	2	2
Acquisition of non-controlling interests	-		-	-	(20)	37	-	17	(102)	(85)
Dividend to non-controlling interests	-		-	-	-	-	-	-	(206)	(206)

Balance as of March 31, 2018	246		4,915	5,372	(1,434)	618	(2)	9,715	8,303	18,018

*)	Represents an amount of less than NIS 1 million.
**)	In the three months ended in March 31, 2018 the Company declared a dividend in the amount of NIS 0.38 per share (in a total amount of NIS 74 million) that was paid on April 24, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2017 (audited)	249		4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768
Net income (loss)	-		-	(276)	-	-	-	(276)	517	241
Other comprehensive income (loss)	-		-	-	1,341	(79)	-	1,262	(1,277)	(15)

Total comprehensive income (loss)	-		-	(276)	1,341	(79)	-	986	(760)	226
Exercise and expiration of Company’s share options into Company shares	-	*)	6	-	-	(6)	-	- *)	-	- *)
Cost of share-based payment	-		-	-	-	1	-	1	(1)	-
Dividend declared	-		-	(68)	-	-	-	(68)	-	(68)
Loss of control in previously consolidated subsidiaries	-		-	-	-	-	-	-	(16,630)	(16,630)
Capital issuance to non-controlling interests	-		-	-	-	7	-	7	35	42
Dividend to non-controlling interests	-		-	-	-	-	-	-	(259)	(259)

Balance as of March 31, 2017	249		4,998	5,355	(1,916)	419	(21)	9,084	7,995	17,079

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Audited
	NIS in millions

Balance as of January 1, 2017	249		4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768
Net income	-		-	493	-	-	-	493	756	1,249
Other comprehensive (loss)	-		-	-	1,549	53	-	1,602	(848)	754

Total comprehensive income (loss)	-		-	493	1,549	53	-	2,095	(92)	2,003
Exercise and expiration of Company’s share options into Company shares	-	*)	11	-	-	(11)	-	- *)	-	- *)
Purchase of treasury shares	-		-	-	-	-	(73)	(73)	-	(73)
Cancellation of treasury shares	(3)		(89)	-	-	-	92	-	-	-
Cost of share-based payment	-		-	-	-	11	-	11	4	15
Dividend paid	-		-	(273)	-	-	-	(273)	-	(273)
Loss of control in previously consolidated subsidiaries	-		-	-	-	-	-	-	(16,630)	(16,630)
Capital issuance to non-controlling interests	-		-	-	-	6	-	6	35	41
Acquisition of non-controlling interests	-		-	-	(14)	26	-	12	(75)	(63)
Dividend to non-controlling interests	-		-	-	-	-	-	-	(671)	(671)

Balance as of December 31, 2017	246		4,914	5,919	(1,722)	581	(2)	9,936	8,181	18,117

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions

Cash flows from operating activities:

Net income (loss)	(395)	241	1,249

Adjustments required to present cash flows from operating activities:

Adjustments to the profit or loss items:

Finance (income) expenses, net	1,058	21	900
Company’s share in earnings of equity-accounted investees, net	(63)	(20)	(443)
Fair value gain from investment property and investment property under development, net	(48)	(545)	(453)
Depreciation and amortization	6	7	28
Taxes on income (tax benefit)	(174)	124	(218)
Impairment loss of other assets	-	18	34
Capital gain, net	(25)	(8)	(112)
Loss from a decrease in the holding rate in investees	-	-	4
Loss from loss of control in subsidiaries (including realization of capital reserves)	-	902	902
Change in provision for legal claims, net	(95)	(6)	(71)
Cost of share-based payment	12	(1)	15
	671	492	586

Changes in assets and liabilities items:

Increase in trade receivables and other accounts receivable	(70)	(50)	(19)
Increase in trade and other accounts payable	25	15	74
Increase (decrease) in tenants’ security deposits, net	(1)	2	1

	(46)	(33)	56

Net cash provided by operating activities before interest, dividend and taxes	230	700	1,891

Cash received and paid during the period for:

Interest paid	(49)	(532)	(1,316)
Interest received	14	21	47
Dividend received	76	11	302
Taxes paid	(29)	(11)	(145)
Taxes received	3	3	6
	15	(508)	(1,106)

Net cash provided by operating activities	245	192	785

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions

Cash flows from investing activities:

Deconsolidation of previously consolidated subsidiaries (a,b)	-	193	193
Proceeds from sale of investees	-	-	61
Investment and loans to investees	(15)	-	(37)
Acquisition, construction and development of investment property	(363)	(1,130)	(2,665)
Investments in fixed assets	(5)	(7)	(39)
Proceeds from sale of investment property net of tax paid	365	412	2,028
Grant of long-term loans	-	(5)	(5)
Collection of long-term loans	1	-	15
Short-term investments, net	-	(20)	90
Investment in financial assets	(129)	(2)	(77)
Proceeds from sale of financial assets and deposits withdrawal	1,071	804	1,192

Net cash provided by investing activities	925	245	756

Cash flows from financing activities:

Exercise of share options into Company’s shares	-	- *)	- *)
Purchase of treasury shares	-	-	(73)
Capital issuance to non-controlling interests, net	2	9	9
Acquisition of non-controlling interests	(85)	-	(63)
Dividend paid to equity holders of the Company	(68)	-	(204)
Dividend paid to non-controlling interests	(202)	(262)	(672)
Receipt of long-term loans	- *)	812	1,410
Repayment of long-term loans	(185)	(37)	(513)
Receipt (repayment) of short-term credit facilities from banks, net	(878)	(531)	125
Receipt (repayment) of short-term credit from banks and others, net	(20)	216	(213)
Repayment and early redemption of debentures and convertible debentures	(63)	(986)	(2,370)
Issue of debentures and convertible debentures	851	-	451
Net cash used in financing activities	(648)	(779)	(2,113)

Exchange differences on balances of cash and cash equivalents	(3)	(60)	(59)

Increase (decrease) in cash and cash equivalents	519	(402)	(631)

Cash and cash equivalents at the beginning of the period	954	1,585	1,585

Cash and cash equivalents at the end of the period	1,473	1,183	954

*)	Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31,		Year ended December 31,
		2018	2017	2017
		Unaudited		Audited
		NIS in millions
(a)	Deconsolidation of previously consolidated subsidiary- EQY

	Assets and liabilities of consolidated subsidiaries at date of sale:

	Working capital (excluding cash and cash equivalents)	-	(120)	(120)
	Non-current assets	-	19,005	19,005
	Deferred taxes	-	91	91
	Goodwill	-	28	28
	Non-current liabilities	-	(5,438)	(5,438)
	Non-controlling interests	-	(8,956)	(8,956)
	Gain from loss of control	-	114	114
	Capital reserves	-	562	562
	Investment in available- for- sale financial asset	-	(5,549)	(5,549)
	Decrease in cash and cash equivalents	-	(263)	(263)

(b)	Deconsolidation of previously consolidated subsidiary- FCR

	Assets and liabilities of consolidated subsidiaries at date of sale:
	Working capital (excluding cash and cash equivalents):	-	(1,184)	(1,184)
	Non-current assets	-	24,903	24,903
	Goodwill	-	32	32
	Non-current liabilities	-	(11,791)	(11,791)
	Non-controlling interests	-	(7,674)	(7,674)
	Loss from loss of control	-	(1,016)	(1,016)
	Capital reserves	-	1,495	1,495
	Investment in investment accounted for using the equity method	-	(4,309)	(4,309)
	Increase in cash and cash equivalents	-	456	456

(c)	Significant non-cash transactions:

	Sale of Investment property against trade receivables	49	-	-
	Dividend payable to equity holders of the Company	74	68	68

(d)	Additional information:
	Tax paid included under investing and financing activities	16	-	157

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These consolidated financial statements have been prepared in a condensed format as of March 31, 2018 and for the three months then ended (the “Reporting Period”) (collectively: “Interim consolidated financial statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017 and for the year then ended and accompanying notes, that were authorized by the Board of Directors on March 27, 2018 (“annual financial statements”).

b.	As of March 31, 2018 (the “reporting date”), the Company in the consolidation (the “Group”) has a working capital deficiency of New Israeli Shekels (“NIS”)1.0 billion. The Group has unused approved credit facilities in the amount of NIS6.8 billion available for immediate drawdown. The Company’s management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, other than the following:

IFRS 15 - Revenue from contracts with customers

IFRS 15 (“the Standard”) was published by the IASB in May 2014. The Standard supersedes IAS 18 – Revenue, IAS 11 – Construction Contracts and IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers and SIC 31 – Revenue: Barter Transactions involving Advertising Services.

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract consolidation and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation over time or at a point in time.

The Standard allows partial retroactive implementation with certain exemptions, whereby the Standard will apply to existing contracts from the date of adoption and thereafter, without the restatement of comparative figures. In such case, the Company will recognize the cumulative effect of the first-time implementation of the new Standard as an adjustment to the opening balance of retained earnings (or another equity component, as appropriate) as of the date of first-time implementation. Alternatively, the Standards allows full retroactive implementation with certain exemptions.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company choose the partial retroactive implementation upon the first-time implementation of the Standard.

The adoption of the new Standard did not have a material effect on the Company’s financial statements.

IFRS 9 - Financial Instruments

In July 2014, the IASB published the full and final text of IFRS 9 Financial Instruments (“the Standard”), which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Standard prescribes that, at initial recognition, all the financial assets are to be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

●	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

●	In accordance with the contractual terms of the financial asset, the company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value. The Standard makes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments are to be measured in subsequent periods at fair value and differences will be carried to profit or loss or to other comprehensive income (loss), as shall be determined by the Company on an individual basis. Equity instruments held for trading will be measured at fair value through profit or loss.

Additionally, the Standard prescribes a three-tier model for determining the impairment of financial debt instruments that are not measured at fair value through profit or loss, which is based on expected credit losses (“Expected Credit Loss Model”). Each tier provides for the measurement method of the expected credit losses, this on the basis of the changes in the credit risk of the debt instrument. The model also allows an exemption concerning the full lifetime measurement of expected credit losses in respect of trade receivables, which the Company has opted for.

With regard to derecognition and financial liabilities, the new Standard prescribes the same provisions as are required under the provisions of IAS 39 with regard to derecognition and financial liabilities for which the fair value option has not been elected.

With regard to liabilities for which the fair value option has been elected, the amount of change in the fair value of the liability, which is attributed to the changes in the credit risk of the entity, will be carried to other comprehensive income. All other changes in fair value will be carried to profit or loss.

The new Standard includes new requirements concerning hedge accounting, yet allows companies to continue implementing the provisions of IAS 39 that apply to hedge accounting. The new Standard expands the disclosure requirements in relation to the risk management activities of the Company.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The new Standard is effective for periods beginning on or after January 1, 2018.

With the exception of hedge accounting, the provisions of the new Standard will be applied retroactively, without a requisite restatement of comparative figures. For hedge accounting, the provisions of the new Standard are to be applied prospectively, aside from certain exceptions.

The Company adopted the new Standard on January 1, 2018, without restatement of comparative figures, while carrying the cumulative effect to retained earnings (or to another equity component, as appropriate).

The Group has several investments in shares that are classified as “investments available for sale”, for which gains or losses are currently carried to other comprehensive income. Under the provisions of the new Standard, the Company measures the aforesaid investments at fair value through profit or loss. The balance of the capital reserve in respect of these investments available for sale as of January 1, 2018, amounting to NIS 13 million, was classified to the retained earnings of the Company, with no effect on the total equity of the Company.

The Group also has additional investments in shares that are classified as “investments available for sale”, for which gains or losses are currently carried to other comprehensive income. Under the provisions of the new Standard, the Company continues to measure the aforesaid investments at fair value through other comprehensive income. The balance of the capital reserve in respect of these investments available for sale as of January 1, 2018, amounting to NIS 90 million, was classified to a capital reserve in respect of financial instruments at fair value through other comprehensive income, with no effect on the total equity of the Company.

Amendments to IAS 40 – Investment Property: Transfers of Investment Property

In December 2016, the IASB published Amendments to IAS 40 – Investment Property (“the Amendments”). The Amendments provide clarifications and guidelines for the implementation of IAS 40 concerning transfers to or from investment property. Principally, the amendments determine that the events that are listed in the Standard with regard to transfers of investment property demonstrate evidence of change in the use of the property and do not constitute a closed list. Furthermore, the amendments clarify that a change in management’s intention, in and of itself, does not constitute evidence of a change in use.

The Amendments are effective from January 1, 2018. The Amendments will be applied prospectively, commencing in the period of their first-time implementation. The amendment did not have a material effect on the Company’s financial statements.

c.	Disclosure of new IFRSs in the period prior to their adoption

IFRS 16, Leases:

In January 2016, the IASB issued IFRS 16, “Leases”, (“the Standard”). According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The principal effects of the Standard are as follows:

a.	In respect of all leases, lessees are required to recognize an asset against a liability, representing the right to use an underlying asset during the lease term in the statement of financial position (except in certain cases) similarly to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

b.	Lessees are required to initially recognize a lease liability for the obligation to make lease payments against right-of-use asset. Interest expenses and depreciation expenses will be recognized separately.

c.	Variable lease payments that are not CPI or interest dependent on performance or use (such as percentage of turnover) will be recognized as expenses by the lessees or as income by the lessors as incurred.

d.	In the event of change in variable lease payments that are CPI-linked, lessees will reevaluate the lease liability and the effect of the change will be carried to the right-of-use asset.

e.	The new Standard prescribes two exceptions according to which lessees are permitted to make an election, on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value or leases with a lease term of 12 months or less.

f.	Lessors’ accounting treatment remains substantially unchanged, namely classification of the lease as finance lease or operating lease.

The Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted, but has not been opted for by the Company at this stage.

The Standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs whereby no restatement of comparative figures is required. At this stage, the Company is considering the various options for the retroactive implementation of the Standard.

The Company is studying the possible effect of the Standard, and does not expect that it will materially affect the financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	Debt raising and redemption by the Group

On February 15, 2018, the Company issued, by way of a shelf offer, NIS 860 million par value of unsecured debentures (Series M), for a net consideration of NIS 851 million. The debentures are linked to the increase in the consumer price index, bear fixed annual interest at the rate of 2.78% that is payable twice a year on June 30 and December 31 in each of the years 2018 to 2028 (inclusive) and mature as follows: the first installment (5% of the principal) is payable on June 30, 2021, the second installment (10% of the principal) is payable on June 30, 2022, the third installment (5% of the principal) is payable on June 30, 2023, the fourth installment (30% of the principal) is payable on June 30, 2025, the fifth installment (10% of the principal) is payable on June 30, 2026, and the sixth installment (40% of the principal) is payable on June 30, 2028.

Within the framework of the issuance of the debentures (Series M), the Company has undertaken, inter alia, to comply with the following covenants:

a.	The consolidated equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 800 million for three consecutive quarters;

b.	The ratio of interest-bearing liabilities, net to total assets will not exceed 75% for three consecutive quarters and that on the last of said quarters the debentures rating has been less than a ilBBB- by S&P Maalot and less than Baa3il by Midroog over three consecutive quarters.

In the event of non-compliance with any of the aforesaid covenants, the Company may provide collaterals in favor of the holders of the debentures (Series M) in lieu of such covenants.

The Company has also made other undertakings to the holders of the debentures, the breach of which will entitle the holders of the debentures to call for the immediate redemption of the debentures, including: minimum equity (net of rights that do not confer control) of U.S.$ 400 million in one quarter, refraining from a change of control in the Company, in the event that another marketable series of debentures of the Company is called for immediate redemption or in the event of the calling for the immediate repayment of non-marketable debentures or a loan from a financial institution of 10% or more of the total gross financial liabilities of the Company as per its reviewed consolidated financial statements (at the end of remedy period), and has further undertaken not to create a negative pledge in favor of any third party as security for a debt, unless it grants the holders of the debentures a pari passu-ranking floating charge. The Company also has undertaken not to make a distribution if, among others, the Company’s equity decreases below an amount in NIS equals to U.S. $ 850 million as per its consolidated financial statements.

Additionally, it has been determined that a reduction of the credit rating below il.BBB- of S&P Maalot will cause the raising of the interest at a total rate of up to 3%, subject to the terms and the margins set out in the debenture.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

b.	Other events

1.	In February 2018, the Company sold its holdings in derivative financial instruments of U.S. income-producing property shares (that do not include REG shares) for a profit of U.S. $ 48 million (approximately NIS 166 million), out of which U.S. $ 30 million (approximately NIS 103 million) was recognized in the reporting period.

2.	In January and February, 2018, wholly-owned subsidiaries of the Company sold 4.4 million shares of REG, representing 2.58% of the outstanding shares of REG, for a total consideration of U.S.$ 258 million (approximately NIS 895 million).

Following the aforesaid sales, the Company, through its wholly-owned subsidiaries, owned 14.1 million shares of REG, representing 8.25% of the issued and outstanding shares of REG and the voting rights therein.

During the reporting period the group recognized a loss from the investment in REG shares of NIS 660 million (before tax effect), resulting from the decrease in REG share price.

3.	In February 2018, the Company purchased 8.3 million CTY shares in consideration of EUR 16 million (approximately NIS 69 million). Consequently, the interest of the Company in CTY rose from 44.59% to 45.52% and the Group is expected to recognize an increase of NIS 15 million in equity in the first quarter of 2018, which is to be carried to capital reserves.

4.	On March 27, 2018, Norstar notified the Company that Messrs. Mr. Chaim Katzman, Mr. Dori Segal and Ms. Erika Ottosson have informed it of the cancellation of the aforesaid shareholders’ agreement and that, as of said date, Mr. Katzman is the sole controlling shareholder in Norstar.

5.	With effect from January 31, 2018, Mr. Dori ended his office as President of the Company and Vice Chairman of the Board of Directors of the Company, and as of said date, Mr. Chaim Katzman, the controlling shareholder of the Company, serves as Vice Chairman of the Board of Directors and President of the Company. Upon his appointment as president of the Company, Mr. Katzman cased to serve as Chairman of the Board of Directors of the Company. On March 27, 2018, Mr Ehud Arnon was appointed as the Chairman of the Board of Directors of the Company.

6.	On March 7, 2018, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook and updated the credit rating of the Company’s debentures (Series J) to a rating of ‘ilAA’, with a stable outlook.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, other receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	March 31, 2018		March 31, 2017		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	22,575	23,693	21,608	22,558	21,297	22,534
Interest bearing loans from banks and others	3,672	3,696	4,034	4,066	4,675	4,809

	26,247	27,389	25,642	26,624	25,972	27,343

b.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, as compared with their classification as of December 31, 2018. In addition, there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to the fair value measurement of financial instruments.

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	Subsequent to the reporting date the company acquired 6.1 million CTY shares, for a consideration of EUR 11.5 million (NIS 50 million). As a result of the acquisition, the Company’s holdings in CTY increased from 45.5% to 46.2% and in the second quarter of 2018, the group is expected to recognize an increase in equity of NIS 16 million, which will be carried to its capital reserves.

b.	Subsequent to the reporting date, wholly-owned subsidiaries of the Company sold 5.9 million shares of REG, representing 3.5% of the outstanding shares of REG, for a total consideration of U.S. $ 338 million (approximately NIS 1197 million).

c.	Following the aforesaid sales, the Company, through its wholly-owned subsidiaries, owns 8.2 million shares of REG, representing 4.8% of the issued and outstanding shares of REG and the voting rights therein.

d.	On May 27, 2018, the Company declared a dividend in the amount of NIS 0.38 (totaling NIS 74 million), payable on July 3, 2018 to the shareholders of the Company as of June 15, 2018.

e.	Subsequent to the reporting date the Company repurchased 339 thousands shares for NIS 11.6 million.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports four reportable segments according to the management approach of IFRS 8.

	Public subsidiaries over which the Company has control		Other investments		Wholly- owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central- Eastern Europe	Shopping centers in Canada	Financial asset Regency	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months
ended March 31, 2018

Segment revenues	363	278	495	-	101	(526)	711

Segment net operating rental income	240	200	306	-	76	(330)	492

Segment operating profit	214	191	285	-	37	(238)	489

Dividend- income from financial assets*)	-	-	-	31	-	(31)	-

Finance expenses, net *)							(1,058)

Loss before taxes on income							(569)

*)	Finance expenses, net includes dividend income from investment in financial assets, which is presented in the consolidation adjustments.

	Public subsidiaries over which the Company has control		Other investments *)	Wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months ended March 31, 2017
Segment revenues	361	258	494	96	(511)	698
Segment net operating rental income	241	180	302	72	(318)	477
Segment operating profit	217	138	280	66	(273)	428
Finance expenses, net						108
Income before taxes on income						536

*) A disclosure concerning the “Regency financial asset” reportable segment is not provided, since no dividend- income arose in the 30-day period ended March 31, 2017.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	OPERATING SEGMENTS (Cont.)

	Public subsidiaries over which the Company has control		Other investments		Wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Financial asset Regency	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended December 31, 2017

Segment revenues	1,454	1,060	1,927	-	398	(2,008)	2,831

Segment net operating rental income	986	733	1,214	-	304	(1,271)	1,966

Segment operating profit	841	574	1,223	-	369	(1,033)	1,974

Dividend- income from financial assets*)	-	-	-	108	-	(108)	-

Finance expenses, net							(771)

Income before taxes on income							1,203

*) Finance expenses, net includes dividend income from investment in financial assets, which is presented in the consolidation adjustments.

Segment assets

	Public subsidiaries over which the Company has control		Other investments		wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Financial assets Regency	Other segments	Consolidation adjustments (*)	Total
	Unaudited
	NIS in millions

March 31, 2018	20,676	12,959	26,130	2,920	5,996	(19,583)	49,098

March 31, 2017	19,845	11,660	24,354	4,710	5,513	(17,735)	48,347

December 31, 2017 (Audited)	19,960	12,557	26,678	4,432	5,825	(20,489)	48,963

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	FINANCIAL INFORMATION OF AN ASSOCIATE ACCOUNTED FOR USING THE EQUITY METHOD

FCR is a public company listed on the Toronto Stock Exchange (TSX) and whose financial statements are public and prepared in accordance with IFRS. FCR’s accounting policy is identical to the accounting policies of the Company as presented in Note 2.

Taking into consideration, among other things, the circumstances detailed above, the Company was exempt from the inclusion of FCR’s financial statements in these financial statements of the Company.

Following are information from FCR’s financial statements as published by it:

Summarized statement of financial position:

	March 31,		December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions*
Current assets	1,229	518	837
Non- Current assets	25,955	24,903	26,724
Current liabilities	(1,517)	(1,671)	(1,583)
Net assets	(12,894)	(11,791)	(12,955)
	12,773	11,959	12,983

*) FCR’s financial statements are presented in CAD. The translation to NIS was done using end of period exchange rates.

Summarized statement of comprehensive income:

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions*
Income	495	493	1,927
Net income	181	576	1,787
Other comprehensive income (loss)	6	(1)	33
Comprehensive income	187	575	1,820
Dividend received from equity-accounted investee
	47	52	196

*) FCR’s financial statements are presented in CAD. The translation to NIS was done using average exchange rates.

GAZIT-GLOBE LTD.

Financial Data from the Condensed Consolidated Interim Financial Statements

Attributable to the Company

As of March 31, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of March 31, 2018 and for the period of three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for this interim period, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 4,743 million as of March 31, 2018, and for which the Company’s share of its earnings amounted to NIS 63 million in the period of three months then ended. The financial statement of this company was reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statement with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 27 2018	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below are separate financial data and financial information from the Group’s condensed consolidated interim financial statements as of March 31, 2018 published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	March 31,		December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions

ASSETS

CURRENT ASSETS

Cash and cash equivalents	180	465	94
Short term loans and current maturities of long-term loans to subsidiaries	878	17	611
Financial derivatives	52	119	97
Other accounts receivable	9	3	7

Total current assets	1,119	604	809

NON-CURRENT ASSETS

Financial derivatives	-	701	300
Loans to subsidiaries	4,127	4,785	4,520
Investments in subsidiaries	18,026	15,808	17,229
Fixed assets and intangible assets, net	3	4	3

Total non-current assets	22,156	21,298	22,052

Total assets	23,275	21,902	22,861

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	March 31,		December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks	-	6	-
Current maturities of non-current liabilities	2,452	768	1,297
Short-term loans from subsidiaries	439	-	50
Financial derivatives	24	15	16
Trade payables	2	8	3
Other accounts payable	274	60	161
Current taxes payable	57	49	56
Dividend payable	74	68	68

Total current liabilities	3,322	974	1,651

NON-CURRENT LIABILITIES

Loans from banks and others	820	1,750	2,258
Long-term loans from subsidiaries	537	-	225
Debentures	8,876	10,093	8,786
Deferred taxes	5	1	5

Total non-current liabilities	10,238	11,844	11,274

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	246	249	246
Share premium	4,915	4,998	4,914
Reserves	(818)	(1,518)	(1,143)
Retained earnings	5,372	5,355	5,919

Total equity	9,715	9,084	9,936

Total liabilities and equity	23,275	21,902	22,861

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

May 27 2018
Date of approval of the financial statements	Ehud Arnon Chairman of the Board	Chaim Katzman Vice Chairman of the Board and CEO	Adi Jemini Executive Vice President and CFO

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Income attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions

Management fees from related companies	1	1	3
Finance income from subsidiaries	27	38	131
Other finance income	-	336	134

Total income	28	375	268

General and administrative expenses	16	13	61
Finance expenses	388	126	590
Other expenses	-	2,040	2,045

Total expenses	404	2,179	2,696

Loss before income from subsidiaries, net	(376)	(1,804)	(2,428)

Income (loss) from subsidiaries, net	(108)	1,525	2,917

Income (loss) before taxes on income	(484)	(279)	489

Taxes on income (tax benefit)	2	(3)	(4)

Net income (loss) attributed to the Company	(486)	(276)	493

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions

Net income (loss) attributable to the Company	(486)	(276)	493

Other comprehensive income (loss) attributable to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	64	23	88
Loss on financial assets	-	-	50
Realization of currency translation reserve of foreign operation	-	2,040	2,040

Other comprehensive income attributed to the Company	64	2,063	2,178

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	248	(801)	(576)

Total other comprehensive income attributed to the Company	312	1,262	1,602

Total comprehensive income (loss) attributed to the Company	(174)	986	2,095

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions

Cash flows from operating activities of the Company

Net income (loss) attributed to the Company	(486)	(276)	493

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	- *)	- *)	1
Finance expense (income), net	361	(248)	325
Income from subsidiaries, net	108	(1,525)	(2,917)
Realization of currency translation reserve of foreign operating	-	2,040	2,040
Cost of share-based payment	7	1	11
Taxes on income (Tax benefit)	2	(3)	(4)

	478	265	(544)
Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	1	(1)	(4)
Increase (decrease) in trade payables and other accounts payable	(16)	1	13

	(15)	-	9
Cash paid and received during the year by the Company for:

Interest paid	(2)	(341)	(694)
Interest received from subsidiaries	39	37	115
Taxes paid	(6)	(4)	(11)
Taxes received	-	2	2
Dividend received from subsidiaries	57	49	206

	88	(257)	(382)

Net cash used in operating activities of the Company	65	(268)	(424)

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions
Cash flows from investing activities of the Company

Investment in fixed assets	- *)	(2)	(4)
Proceeds from sale of fixed assets	- *)	- *)	- *)
Investments in subsidiaries	(658)	(58)	(129)
Redemption of preferred shares of subsidiary	-	537	612
Loans repaid by (granted to) subsidiaries, net	828	794	953
Proceeds from sale of marketable securities	83	-	55

Net cash provided by (used in) investment activities of the Company	253	1,271	1,487

Cash flows from financing activities of the Company:

Exercise of stock options into shares	- *)	- *)	- *)
Short-term credit from banks, net	-	6	-
Purchase of treasury shares	-	-	(73)
Dividend paid to equity holders of the Company	(68)	-	(204)
Issue of debentures less issue expenses	851	-	-
Repayment and early redemption of debentures	-	(333)	(1,140)
Repayment of long-term credit facilities from banks, net	(1,002)	(715)	(43)
Repayment of long-term loans	(11)	-	(13)

Net cash provided by (used in) financing activities of the Company	(230)	(1,042)	(1,473)

Exchange differences on balance of cash and cash equivalents	(2)	(6)	(6)

Increase (decrease) in cash and cash equivalents	86	(45)	(416)

Cash and cash equivalents at the beginning of period	94	510	510

Cash and cash equivalents at the end of period	180	465	94

Significant non-cash activities of the Company:

Dividend payable to equity holders of the Company	74	68	68

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

a.	General

This separate financial information as of March 31, 2018 and for the nine and three-month periods then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2017 and for the year then ended and the accompanying notes thereto, that were authorized by the Board of Directors on March 27, 2018 and with the financial information in the interim condensed consolidated financial statements as of as of March 31, 2018.

b.	As of March 31, 2018 (the “Reporting Date”), the Company has a working capital deficiency of NIS 2.2 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 3.3 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Material events during the period

1.	For details regarding the issuance of NIS 860 million par value of unsecured debentures (Series M), for a net consideration of NIS 851 million, refer to Note 3a to the consolidated interim financial statements.

2.	With effect from January 31, 2018, Mr. Dori ended his office as CEO of the Company and Vice Chairman of the Board of Directors of the Company, and as of said date, Mr. Chaim Katzman, the controlling shareholder of the Company, serves as Vice Chairman of the Board of Directors and CEO of the Company. Upon his appointment as president of the Company, Mr. Katzman ceased to serve as Chairman of the Board of Directors of the Company. On March 27, 2018, Mr. Ehud Arnon was appointed as Chairman of the Board of Directors of the Company.

3.	For details regarding the purchase of 8.3 million CTY’s shares in a consideration of EUR 16 million, refer to Note 3b3 to the consolidated interim financial statements.

4.	On March 7, 2018, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook and updated the credit rating of the Company’s debentures (Series J) to a rating of ‘ilAA’, with a stable outlook.

GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

d.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	March 31, 2018		March 31, 2017		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	10,873	11,774	10,850	11,594	10,051	11,065
Loans from banks and others	1,275	1,280	1,761	1,772	2,290	2,306

	12,148	13,054	12,611	13,366	12,341	13,371

2.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, compared to their classification as of December 31, 2017. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

e.	Events after the reporting date

1.	For details regarding the purchase of 6.1 million CTY’s shares in a consideration of EUR 11.5 million in the stock market, by the Company, after the reporting date, refer to Note 5a to the consolidated interim financial statements.

2.	Subsequent to the reporting date the Company repurchased 339 thousands shares for NIS 11.6 million.

f.	Dividend declared

On May 27, 2018, the Company declared a dividend in the amount of NIS 0.38 per share (totalling NIS 74 million), payable on July 3, 2018 to the shareholders of the Company on June 15, 2018.

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the

Financial Reporting and the Disclosure

In accordance with Israeli Securities’ Regulation 38C(a)

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in accordance with Israeli Securities’ Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Chaim Katzman, CEO and Vice Chairman of the Board of Directors;

2.	Adi Jemini, Executive Vice President and Chief Financial Officer;

3.	Rami Vaisenberger, Vice President and Controller;

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the CEO and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Periodic Report for the period ended December 31, 2017 (the “Last Annual Report regarding Internal Control”), the Board of Directors and management evaluated the internal control at the Corporation. Based on this evaluation, the Corporation’s Board of Directors and management reached the conclusion that the aforesaid internal control, as of December 31, 2017, is effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as expressed within the framework of the Last Annual Report regarding Internal Control.

As of the date of the report, based on the evaluation of the effectiveness of the internal control in the Last Annual Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Officers’ Declarations

A)	Declaration of the Chief Executive Officer in accordance with Israeli Securities’ Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the Chief Executive Officer

I, Chaim Katzman, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2018 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the Chief Executive Officer is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 27 2018
Chaim Katzman, Vice Chairman of the Board of Directors and CEO

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

B)	Declaration of the most senior officer in the finance area in accordance with Israeli Securities’ Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

(1)	I, Adi Jemini, declare that:

(2)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2018 (the “Statements” or the “Statements for the Interim Period”);

(3)	As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(4)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(5)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(6)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 27 2018
Adi Jemini Executive Vice President and Chief Financial Officer